UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of the Company, dated August 20, 2021.
Ex-99.2 The Company’s notice of annual general meeting to ordinary shareholders, dated August 19, 2021.
Ex-99.3 The Company’s proxy statement for the annual general meeting of ordinary shareholders to be held on September 23 2021.
Ex-99.4 Form of proxy for use by ordinary shareholders
Ex-99.5 Depository’s notice of annual general meeting to holders of ADSs, dated August 20, 2021.
Ex-99.6 Voting card for use by ADS holders.

Other Events

Annual general meeting of shareholders

On August 20, 20201 WNS (Holdings) Limited (the “Company”) issued a press release announcing details of its annual general meeting (the “AGM”) to be held on Thursday, September 23, 2021 and distributed to its shareholders a notice of the AGM, the proxy statement for the AGM and the form of proxy. A copy of the press release, the notice of AGM, the proxy statement and form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively. A copy of the notice of the AGM and voting card provided by the depositary of the Company’s American Depositary Shares (“ADSs”) to holders of ADSs are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2021

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	Group General Counsel

EXHIBIT INDEX

99.1	Press release of the Company, dated August 20, 2021.

99.2	The Company’s notice of annual general meeting to ordinary shareholders, dated August 19, 2021.

99.3	The Company’s proxy statement for the annual general meeting of ordinary shareholders to be held on September 23, 2021.

99.4	Form of proxy for use by ordinary shareholders.

99.5	Depositary’s notice of annual general meeting to holders of ADSs, dated August 20, 2021.

99.6	Voting card for use by ADS holders.